2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: 604 689 78 42	Tel: 8 545 074 70
Fax: 604 689 42 50	Fax: 8 545 074 71

NEWS RELEASE

LUNDIN MINING MAKES FURTHER INVESTMENT IN SUNRIDGE GOLD CORP.

May 10, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that, subject to regulatory approval, it will be making a further investment in Sunridge Gold Corp. ("Sunridge") (SGC/TSX.V) by subscribing for 3,000,000 units by way of a non-brokered private placement at a price of Cdn $2.25 per unit for an investment of Cdn $6,750,000.

Each unit will consist of one common share plus one-third of one common share purchase warrant. Each whole warrant will be exercisable into one additional common share of Sunridge at a price of $2.60 for a period of twelve months from the closing of the private placement. The securities in the units will be subject to a four-month hold period from the date of closing. Upon the completion of the private placement, in addition to its current holdings, Lundin Mining will hold approximately 19.6% of the common shares of Sunridge.

Sunridge is a publicly-traded mining company whose shares trade on the TSX Venture Exchange.

The Asmara Project is an emerging volcanogenic massive sulfide ("VMS") district hosting at least three copper/zinc/gold VMS deposits (Emba Derho, Adi Nefas, and Debarwa) in addition to the Gupo Gold deposit. The funds will be used to further the aggressive exploration and development work on the Asmara Project.

The Company has acquired the securities of Sunridge for investment purposes and may acquire further securities of Sunridge, or dispose of its holdings of Sunrridge as investment conditions warrant.

Lundin Mining is a rapidly growing, mid-tier mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. In addition to the Neves-Corvo mine in Portugal, the Company operates the Zinkgruvan and Storliden mines in Sweden and the Galmoy mine in Ireland.

For further information, please contact:

Neil O’Brien, Senior Vice President, Exploration and Business Development: 1-778-991-4714
Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.